THE INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE REVENUE SHARE AGREEMENTS (RSAs) HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933 AS AMENDED (THE ACT). THE RSAs ARE OFFERED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THE ACT SET FORTH IN SECTION 4(A)(6) THEREOF AND IN SEC RULE 227 PROMULGATED THEREUNDER, AS WELL AS OTHER EXEMPTIONS FROM REGISTRATION REQUIREMENTS. THE INVESTOR UNDERSTANDS THE RSA MUST BE HELD INDEFINITELY UNLESS THE SALE OR TRANSFER THEREOF IS SUBSEQUENTLY REGISTERED UNDER THE ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. DURING THE PERIOD WHICH THE RSAs ARE BEING OFFERED AND SOLD BY THE COMPANY AND FOR A PERIOD OF TWELVE MONTHS FROM THE DATE OF THE LAST SALE BY THE COMPANY OF AN RSA IN THE OFFERING, ALL PERMITTED RESALES OF ALL OR ANY PART OF THIS RSA, BY ANY PERSON SHALL BE MADE ONLY AS OUTLINED IN SECTION 227.501 OF THE CODE OF FEDERAL REGULATIONS.

THE INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT THEY MAY LOSE THEIR ENTIRE INVESTMENT.

REVENUE SHARING AGREEMENT

Investment Amount : $____________

Investment Multiple: __________X

Revenue Percentage: __________%

Payment Start Date: __________________

This Revenue Sharing Agreement (Agreement) is entered into as of [DATE] (the Effective Date) by and between Navarrete Hospitality Group, a Texas Limited Liability Company (Company) and [Investor Name] (Investor) (collectively the Parties). This Agreement is one of a series of Revenue Sharing Agreements (collectively RSAs) being issued by the Company to investors

pursuant to the terms of those certain Regulation Crowdfunding Offering Materials dated January 10, 2021, as may be supplemented from time to time (the Offering Material) available on Silicon Prairie Online LLC intermediary (Portal) available at https://navarettehospitalitygroup.sppx.io pursuant to which the Company will raise up to an aggregate amount of [$1,000,000] from such investors (the Offering).

Section 1: Investment Amount

Investor agrees to invest the following amount: [] (the Investment Amount).

Section 2: Defined Terms

"**Change in Control**" means (a) the Company's consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons or entities who were members of the Company immediately before the transaction; or (b) the Company's consummation of a sale of all or substantially all its assets.

"**Confidential Information**" means, whether or not such information is designated or marked by the Company as confidential, proprietary, or secret, (a) any and all financial, technical and other information regarding the Company and its business, products, assets, or properties; and (b) any and all proprietary information, materials, know-how and trade secrets of the Company regarding the ideas, technology, products, business, or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary, or affiliate of the Company, or any of their respective officers, directors, members, managers, employees, or agents.

"**Closing**" means the point at which the earlier of the expiration or termination of the Offering by the Company or the aggregate amount of $[1,000,000] has been invested and the transfer of subscriber funds to a deposit account maintained by the Company has been initiated, which funds shall constitute net Offering proceeds usable by the Company for the purposes outlined in the Offering Material.

"**Maximum Revenue Share Amount**" means an amount equal to [1.5] times the Investment Amount for the first $250,000 raised and [1.4] times the Investment Amount thereafter.

"**Monthly Gross Revenue**" means all gross revenues collected by the Company during the Monthly Revenue Sharing Period.

"**Monthly Revenue Share Amount**" means an amount determined pursuant to the following formula: ((Investment Amount/Total Investment Amount) x Revenue Percentage) x Monthly Gross Revenue for the applicable calendar month.

“**Monthly Revenue Sharing Period**” means the period commencing with the first full month following the Closing when the Company has earned Monthly Gross Revenue and ending upon the termination of this Agreement.
“**Permitted Deferral**” Company, at its sole discretion may defer up to two (2) payments of the Monthly Revenue Share Amount with no penalty upon ten (10) days’ notice to the Investor. No, deferral, however, shall affect the Maximum Revenue Share Amount, which shall become fully due on the Termination Date, as defined in Section 12 of this Agreement.
“**Revenue Percentage**” means six percent (6.0%).
“**Total Investment Amount**” shall mean the total original amount of investments actually received by the Company from all investors subscribing for RSAs in connection with the Offering.

Section 3: Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as set forth in the Offering Material.
(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited
by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To the knowledge of
the Company, it is not in violation of: (i) its current certificate of incorporation or bylaws; (ii) any material statute, rule, or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such
violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.
(c) The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company (except for any liens arising under
the RSAs) or the suspension, forfeiture, or nonrenewal of any material permit, license, or authorization applicable to the Company, its business, or operations.
(d) No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company’s corporate approvals; and (ii) any qualifications
or filings under applicable securities laws.

(e) The Company's payment obligation to the Investor under this Agreement shall be on parity with the Company's obligations to repay all the investors in connection with the Offering in full,
disbursements shall be made pro-rata through the Portal or third party as selected by the Company.
(f) The Company is not in violation or default in any material respect of any provision of its
organizational documents or in any material respect of any provision of any indebtedness,
indenture, contract, agreement, or instrument, to which it is a party or by which it is bound or, to
its knowledge, of any judgment, order, decree, statute, rule or regulation presently applicable to
the Company where such violation would affect the Agreement. The execution and delivery of the Agreement, the payment and performance by the Company of its obligations under the
Agreement, and the consummation of the transactions contemplated thereby, will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provisions or an event that results in the creation of any material lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations, or any of its properties or assets, except as provided in this Agreement. Neither the Company's organizational documents, nor any agreement to which the Company is a party require the consent of any party before the Company may enter into the Agreement or pays or performs any of the Company's obligations under the Agreement.
(g) The Company represents that it will act as own transfer agent and will keep record of repayment progress. The Portal might be required to share the Investor's contact information with the Company to enable it to act as the transfer agent.

Section 4: Investor Representations

(a) The Investor has full legal capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the
enforcement of creditors' rights generally and general principles of equity.
(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she, or it is an accredited Investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is
complying with the rules and regulations of Regulation Crowdfunding, including the investment

limits set forth in Section 4(a)(6) of the Securities Act.
(c) The Investor has been advised that this RSA has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.
(d) The Investor is purchasing this RSA for his/her own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.
(e) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite time period.
(f) This investment will not directly or indirectly contravene applicable laws and regulations, including anti-money-laundering laws and regulations. The Investor understands and agrees the Company may undertake any actions the Company deems necessary or appropriate to
ensure compliance with applicable laws, rules, and regulations regarding money laundering or
terrorism. In furtherance of such efforts, the Investor hereby represents, covenants, and agrees
that, to the best of the Investor's knowledge based on reasonable investigation:

i) None of the Investor's capital contributions to the Company (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under
federal laws and regulations.

ii) To the extent within the Investor's control, none of the Investor's capital contributions to the Company will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 *et
seq.*), the United States Money Laundering Control Act of 1986 or the International Money
Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder.

iii) The Investor acknowledges that due to anti-money laundering requirements operating in the United States, as well as the Company's own internal anti-money laundering policies, the
Company may require further identification of the Investor and the source of its investment
capital before this Agreement can be processed, capital contributions can be accepted or
distributions made. When requested by the Company, the Investor will provide any and all
additional information, and the Investor understands and agrees that the Company may

release confidential information about the Investor if the Company has determined that such
release is necessary to ensure compliance with all applicable laws and regulations concerning
money laundering and similar activities; provided, that prior to releasing any such information,
the Company shall confirm with counsel that such release is necessary to so ensure said
compliance.
(g) The overall commitment of Investor to investments which are not readily marketable is not
excessive in view of the Investor's net worth and financial circumstances, and this investment will not cause such commitment to become excessive. Investor can bear the economic risk of this investment.
(h) Investor acknowledges that any legal counsel for the Company is legal counsel solely for the
Company regarding this investment and not for Investor, and that Investor may want to have his/her own legal counsel review this Agreement (and related materials) before signing. Investor
acknowledges that any accounting firm for the Company is the accounting firm solely for the
Company and not for Investor, and that Investor may want to have his/her own accountant review this Agreement (and related materials) before signing.
(i) Investor has the requisite knowledge to assess the relative merits and risks of this investment or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. The Investor acknowledges that the Company has made available the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of this Agreement, the product and the business and financial condition of the Company, and Investor has received to its satisfaction, such information about the product
and the business and financial condition of the Company and the terms and conditions of this
Agreement as it has requested.

Section 5: Payments of Monthly Revenue Share Amounts; Late Payments

Characterization of Investment. The Parties agree that they shall treat this Agreement as debt for financial and tax and all other applicable purposes, and not as equity. Company agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which it resides.

Commencing with the first full month following the Closing, after the Company is operational, and after the Company has earned Monthly Gross Revenue and until such time as the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, the Investor shall be entitled to receive payment from the Company for each month in an amount equal to the Monthly Revenue Share Amount. All payments of the Monthly Revenue Share Amount shall be paid to the Investor within thirty (30)

calendar days after the last day of any month during which any Monthly Gross Revenues attributable to the Monthly Revenue Share Amount are collected by the Company until the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount. For the avoidance of doubt, the Parties shall consider a payment paid when the Company, or its agent, has initiated payment to the Investor by electronic means, or the postmark date for the payment made by check. The Investor agrees to maintain an account with the Portal, or its agent, with the current payment information necessary for payments to be completed; and/or notify the Company at least fifteen (15) days in advance in writing of the address where the Investor will receive payment by check, or changes to the address, or any other information required for the Company to complete payment through any other payment method agreed upon by the Investor and the Company. All such payments to the Investor shall be deposited into the Investor's linked account, if established on the Portal, or a designated agent acting on behalf of the portal, or any other successor account established which may be established by the Investor on the Portal from time to time, or provided via check to the Investor, or through other payment method agreed upon by the Parties and shall be accompanied by an unaudited statement of Monthly Gross Revenues applicable to the payment made to the Investor and prepared by the Company.

All payments to the Investor pursuant to this Agreement shall be reduced by any cash refunds paid (or properly accrued as payable under the Company's financial reporting policies) with respect to the amounts previously reported to the Investor as Monthly Gross Revenue.

No payment of the Monthly Revenue Share Amount made to the Investor by the Company shall be allowed to have an interest payment that exceeds any statutory maximum interest rate imposed by Federal or state law. To the extent that a payment of the Monthly Revenue Share Amount has an estimated interest rate that exceeds a statutory maximum interest rate imposed by Federal or state law, the Company will reduce the payment of the Monthly Revenue Share Amount to the maximum payment allowable under Federal or state laws. The immediate future payments of the Monthly Revenue Share Amount will include any unpaid amounts until there is no balance of any unpaid amounts.

To the extent that any payment of the Monthly Revenue Share Amount is not paid within ten (10) business days of such payment becoming due to the Investor and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five (5) percent based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of a Company's control, including without limitation, an act of God or the actions or inactions of a third-party payment processor or the Investor, provided that the Company will take reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per month against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts and subject to late payment.

In no event shall the Company be obligated to make a payment to the Investor under this Agreement if the aggregate amount of such payments would exceed the Maximum Revenue Share Amount.

Section 6: Payment Upon Change of Control

Upon a Change of Control any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, the Company shall pay the Investor, prior to, or simultaneously with the Change in Control, an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a Change in Control.

Section 7: Buyout Right of the Company

The Company may, at its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, buyout the Company's obligation to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a buyout of the Company's obligations herein.

Section 8: Information Rights

The Company will provide the Investor with the following information as to any period during which such Investor's RSA is outstanding: (a) unaudited financial Monthly statements of the Company within thirty (30) days after each calendar month; (b) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Company, through its representatives; (c) within thirty (30) days after it's filed, a copy of the Company's federal tax return filed with the Internal Revenue Service for each fiscal year of the Company. In addition, the Company will make available to the Investor on the Company's website the Company's Annual Report, as required under Section 227.202 of the Code of Federal Regulations.

Section 9: Inspection Rights

The Company shall maintain books, records, documents, and other written evidence, consistent with its normal accounting procedures and practice (collectively the Records), sufficient to reasonably and accurately reflect the performance of its obligations under this Agreement and the determination of the Monthly Revenue Share Amount to the Investor. The Investor, at the Investor's expense, shall have access no more than once annually, upon reasonable prior notice, during regular business hours, and in such a reasonable manner determined by the Company so as not to interfere with its regular business activities (including providing access simultaneously to other investors), to the Records, for the sole purpose of confirming, checking, reviewing, examining, or verifying the accuracy of the amounts paid to the Investor under this Agreement, to the extent reasonably necessary for such purpose.

Section 10: Event of Default; Remedies

Each of the following events constitutes an Event of Default for purposes of this Agreement:

(a) If two (2) consecutive payments of the Monthly Revenue Share Amount due to the Investor are not paid by the Company on or prior to the due date to the extent the delay is not excused, as defined in this Agreement, and each such nonpayment continues for period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;

(b) An involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization, or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any Federal, state, or foreign bankruptcy, insolvency, receivership, or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequester, conservator, or similar official for the Company or for a substantial part of its assets, and in any such case such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(c) The Company has: (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization, or other relief under any Federal, state, or foreign bankruptcy, insolvency, receivership, or similar law now or hereunder in effect; (ii) consented to the institution of, or fail to contest in a timely or appropriate manner, any proceeding or petition described in clause (b) immediately above; (iii) applied for or consent to the appointment of a receiver, trustee, custodian, sequester, conservator, or similar official for the Company or for a substantial part of its assets, (iv) filed an answer admitting the allegations of a petition filed against it in any such proceeding, (v) made a general assignment for the benefit of creditors, or (vi) taken any action for the purpose of effecting any of the foregoing; or

(d) If (i) the Company breaches any other covenant of the Company contained in this Agreement and such breach continues for a period of thirty (30) business after the Investor delivers written notice of the breach to the Company; or (ii) any representation or warranty made in this Agreement made by the Company shall be materially incorrect when made or deemed made.

If an Event of Default occurs under Section 10(a) or Section 10(d) and is continuing than an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor under this Agreement shall at the option of the Investor and in the case of an Event of Default pursuant to Section 10(b) or Section 10(c), automatically become and immediately due and payable by the Company to the Investor.

Section 11: Unsecured Obligations of the Company

Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company. The obligations of this Agreement are the corporate obligations of the Company only and no recourse shall be had against any past, present, or future member of the Company directly or any other business

interests which they may be involved in the past, present, or future. The obligations in this Agreement shall be handled *pari passu* with all other outstanding RSA obligations of the Company.

Section 12: Termination

This Agreement and the Company's obligation to pay the Monthly Revenue Share Amount shall automatically terminate by the receipt of the Investor of payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount; provided, however, in the event the Investor has not received the Maximum Revenue Share Amount prior to December 31, 2027 (the Termination Date), the Company shall pay to the Investor on or before the Termination Date an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. Notwithstanding the foregoing or anything contained herein to the contrary, the provisions of Section 11 shall survive any termination of this Agreement to the extent set forth therein.

Section 13: Use and Ownership of Confidential Information

The Investor agrees: (a) to use all Confidential Information only to the extent necessary to enable the Investor to assess the Investor's Monthly Revenue Share Amount and the Company's determination of the Monthly Revenue Share Amount; (b) not to disclose or provide any Confidential Information to any person or entity without the Company's prior written consent; and (c) not to copy or reproduce any of the Confidential Information. Ownership of all right, title, and interest in the Confidential Information shall remain at all times with the Company and nothing in this Agreement shall give any right, title, or interest in, or license to, any such Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this Section 13 shall survive the termination of this Agreement.

Section 14: Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally upon receipt, or one business day after being delivered by a recognized overnight delivery service or upon transmission if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

Navarrete Hospitality Group
Attention: Jonathan Navarrete
3003 Memorial Ct. #1343
Houston, TX 77007
nhg@nhgrestaurants.com

If to the Investor, to the address set forth to the signature page hereto or the Investor's registered email address with the Portal or Portal's agent.

Either party may specify a different address for notices to be sent by providing at least five (5) days prior written notice of such change in address to the other party.

Section 15: Entire Agreement and Amendments

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and a majority of the holders of the then-outstanding principal amount of the RSAs (collectively the Majority Holders). Except as otherwise expressly provided herein this Agreement represents the entire agreement between the Investor and the Company regarding the subject matter hereof and supersedes all prior and contemporaneous communications, promises, and proposals, whether oral, written, or electronic between them.

Section 16: Severability

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability, of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 17: Waiver

The waiver or failure of either party to exercise in any respect of any right provided in this Agreement shall not be deemed a waiver of any other right or remedy to which either party to this Agreement may be entitled.

Section 18: Successor and Assigns

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the Parties' successors and assigns. The rights and obligations of the Investor under this Agreement may only be assigned with prior written consent of the Company and in accord with Federal and state law. This Agreement may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the Federal securities laws and qualification under applicable state securities laws, or an exemption from registration and/or qualification requirements of applicable Federal and state laws. This Agreement is transferrable only on the books of the Company.

Section 19: Governing Law

This Agreement shall be governed by and in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law.

Section 20: Counterparts

This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which when taken together shall constitute one instrument and shall become effective when one or more counterparts have been executed by each party hereto and delivered to the other party.

Section 21: Mandatory Binding Arbitration

Each of the Company and the Investor hereby mutually agree that any and all claims or disputes (specifically including but not limited to any claims or disputes concerning or arising under the interpretation, binding effect, or applicability of this Section 21) now or at any time hereafter arising or made by one of such parties against the other, or as to which (a) on the one hand, the Company, and/or its members, affiliates, and agent, Portal, and/or its respective officers, managers, attorneys, accountants, agents or employees and (b) on the other hand, the Investor, and his, her, or its successors or assigns, may be adverse parties, whether arising out of this Revenue Sharing Agreement or the offer or sale by the Company to the Investor of this Revenue Sharing Agreement, or from any other cause, shall be resolved by confidential mandatory binding arbitration. All claims must be submitted for binding arbitration, on demand of either party, to the American Arbitration Association in the United States (AAA). The arbitration proceedings shall be conducted by one arbitrator and, except as this Section 21 otherwise provides, according to the AAA's then current rules. All proceedings shall be conducted at a suitable location chosen by the arbitrator, which is within a five (5) mile radius of Company's then current principal place of business. All matters relating to arbitration will be governed by the United States Federal Arbitration Act (9 U.S.C. §§ 1 *et seq*.). Judgment upon the arbitrator's award may be entered in any court of competent jurisdiction.

Section 22: No Stockholder Rights

The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed a holder of membership interest in the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member owner of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

Section 23: Tax Matters

The Investor shall be responsible for all tax obligations incurred in connection with its investment.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the Effective Date.

"COMPANY"
Navarrete Hospitality Group
By:
Printed:
Title:

INVESTOR ACKNOWLEDGES THAT THIS AGREEMENT INCLUDES A MANDATORY BINDING ARBITRATION CLAUSE.
"INVESTOR"

Signature of Investor:

Printed Name of Investor:
Officer Title (if an entity):
Street Address of Investor:
City, State and Zip Code:

Please indicate Yes or No by checking the appropriate box below to indicate whether the Lender
is an “accredited investor” as that term is defined in Regulation D promulgated by the Securities
and Exchange Commission under the Securities Act:

[ ] Accredited

[ ] Not Accredited